

Mail Stop 3010

January 19, 2010

Lawrence S. Block
Senior Vice President and General Counsel
Kenmar Preferred Investments Corp.
900 King Street
Suite 100
Rye Brook, NY 10573

> **Re:    KMP Futures Fund I LLC**
> **Amendment No. 1 to Form 10-12G**
> **Filed December 18, 2009**
> **File No. 000-53816**

Dear Mr. Block:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business

Conflicts, page 13

The Managing Member, page 13

1.      We note your response to comment 14 of our letter dated December 7, 2009 and disclosure of the number of other commodity pools and alternative investment products sponsored by your Managing Member and its affiliates. Please revise further to disclose the number of these other programs that have the same or similar investment objectives as you.

Item 1A. Risk Factors, page 18

(29) The LLC Operating Agreement Does Not Require … page 25

2.      We note your response to comment 20 of our letter. Please expand this risk factor
        to describe in more detail the circumstances in which investors may have limited
        recourse against the Managing Owner.

Item 2. Financial Information

(b) Management's Discussion and Analysis of Financial Condition …, page 28

Sector Performance, page 48

3.      Please disclose the commodities that make up the group "Tropicals."

Item 10. Recent Sales of Unregistered Securities, page 68

4.      Please update your disclosure in this section to account for the December 31,
        2009 transaction discussed in your response to comment 1 of our letter.

Financial Statements

Preferred Investment Solutions Corp – Exhibit 99.5

Statement of Financial Condition as of September 30, 2009

5.      We have read your response to comment 37. Since Preferred is also the Managing
        Member of each of the members of KMP Futures Fund I LLC ("KMP"), it
        appears that KMP's investors are likely to be influenced by the financial condition
        of Preferred. Please revise to disclose the events that caused the significant
        decrease in stockholder's equity of Preferred during the interim period. Also,
        revise to clarify whether there is commitment or intent by Preferred to fund cash
        flow deficits or provide other direct or indirect financial assistance to KMP.


        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response.  You may wish to
provide us with marked copies of the amendment to expedite our review.  Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jorge Bonilla at (202)551-3414 or Cicely LaMothe, Accounting Branch Chief, at (202)551-3413 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Timothy P. Selby, Esq. (*via facsimile*)